Naked Brand Group Limited

c/o Bendon Limited

Building 7C, Huntley Street

Alexandria

NSW 2015, Australia

August 2, 2018

VIA EDGAR

Mr. Michael Killoy

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Naked Brand Group Limited
Registration Statement on Form F-1
File No. 333-226192

Dear Mr. Killoy:

Reference is made to our letter filed as correspondence via EDGAR on August 1, 2018, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for August 3, 2018, at 4:00 PM Eastern Time, in accordance with Rule 461 of the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date. We will advise the Staff as soon as possible once we are ready to again request effectiveness of the Registration Statement.

Very truly yours,

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Chief Executive Officer